Exhibit 3.20

State of Delaware Secretary of State Division of Corporations Delivered 12:52 PM 04/29/2003 FILED 12:49 PM 04/29/2003 SRV 030276664 - 3622960 FILE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MARMON MEDICAL COMPANIES, INC.

1. The name of the corporation is Marmon Medical Companies, Inc. The original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on February 6, 2003.

2. Pursuant to Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, this Amended and Restated Certificate of Incorporation amends and restates the provisions of the Certificate of Incorporation of the corporation.

3. The text of the Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

FIRST: The name of the corporation is American Medical Instruments Holdings, Inc.

SECOND: The Registered Office of the corporation is located at 2711 Centerville Road, Wilmington, New Castle County, Delaware, 19808. The name of its Registered Agent at that address is The Prentice-Hall Corporation System, Inc.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (as amended, “Delaware Law”).

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is twenty five million (25,000,000) shares, consisting of (a) twenty two million (22,000,000) shares of Common Stock, $0.01 par value per share (the “Common Stock.”) and (b) three million (3,000,000) shores of Preferred Stock, $0.01 par value per share (the “Preferred Stock”). The Preferred Stock may be issued from time to time in one or more series. The number of shares, the stated value and divided rate, if any, of each such series and the preferences and relative, participating and special rights and the qualifications, limitations or restrictions shall be fixed in the case of each series by resolution of the board of directors of the corporation at the time of issuance subject in all cases to the laws of the State of Delaware applicable thereto, and set forth in a certificate of designation filed and recorded with respect to each series in accordance with the laws of the State of Delaware.

FIFTH: Election of directors need not be by ballot unless the by-laws of the corporation so provide.

SIXTH: The board of directors shall have the power, without the assent or vote of the stockholders, to adopt the by-laws of the corporation and, subject to any restrictions contained in the by-laws or any agreement among the corporation and its stockholders, to alter, amend, change, add to or repeal the by-laws of the corporation.

SEVENTH: The corporation shall have perpetual existence.

EIGHTH: The corporation shall indemnify all directors and officers of the corporation, and advance expenses reasonably incurred by such directors and officers in defending any civil, criminal, administrative or investigative action, suit or proceeding, in accordance with and to the fullest extent permitted by Section 145 of Delaware Law.

NINTH: To the fullest extent permitted by Delaware Law, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

TENTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner now or hereinafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

4. On the effective date of this amendment and restatement the corporation shall effect a 21,682.221-to-1 split of the outstanding shares of Common Stock of the corporation, such that each issued and outstanding share of Common Stock, par value $0.01 per share, shall become and be equal to 21,682.221 fully paid and non-assessable shares of Common Stock, par value $0.01 per share, of the corporation.

5. This Amended and Restated Certificate of Incorporation was duly adopted by the unanimous written consent of the stockholders of the corporation in accordance with the applicable provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the corporation has caused this Amended and Restated Certificate of Incorporation to be executed on its behalf and attested to by its duly authorized officers as of the 29th day of April, 2003.

Marmon Medical Companies, Inc.

By:	/s/ Henry J. West
Name:	Henry J. West
Title:	President

State of Delaware Secretary of State Division of Corporations Delivered 01:57 PM 04/07/2004 FILED 12:49 PM 04/07/2004 SRV 040255920 – 3622960 FILE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC.

AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

FIRST: The Board of Directors of the Corporation on March 22, 2004, adopted the following resolutions by unanimous written consent, proposing and declaring advisable an amendment to the Certificate of Incorporation of the Corporation to reduce the number of authorized shares of Common Stock and Preferred Stock of the Corporation and to effectuate a reverse stock split of its issued shares:

“NOW THEREFORE BE IT RESOLVED, that Article Fourth of the Corporation’s Certificate of Incorporation be and hereby is amended to read as follows:

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is Twenty-Five Thousand (25,000) shares, consisting of (a) Twenty-two Thousand (22,000) shares of Common Stock, $0.01 par value per share (the “Common Stock”) and (b) Three Thousand (3,000) shares of Preferred Stock, $0.01 par value per share (the “Preferred Stock”). The Preferred Stock may be issued from time to time in one or more series. The number of shares, the stated, value and divided rate, if any, of each such series and the preferences and relative, participating and special rights and the qualifications, limitations or restrictions shall be fixed in the case of each series by resolution of the board of directors of the corporation at the time of issuance subject in all cases to the laws of the State of Delaware applicable thereto, and set forth in a certificate of designation filed and recorded with respect to each series in accordance with the laws of the State of Delaware.

FURTHER RESOLVED, that the Corporation shall effect a reverse 1000 to 1 stock split such that the 10,000,000 issued and outstanding shares of Common Stock of the Corporation shall become 10,000 issued and outstanding shares of Common Stock, $0.01 par value per share, of the Corporation.

SECOND: That in lieu of a meeting the stockholders of the Corporation entitled to vote on the foregoing amendment approved and amendment by unanimous written consent in accordance with the provisions of Section 228 of the General Corporation Law of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer as of the 22nd day of March, 2004.

AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC., a Delaware corporation

By:	/s/ Michael J. Hudson
Name:	Michael J. Hudson
Title:	Chief Executive Officer